Exhibit 3.2

                                 AMENDMENT NO. 1
                                     BYLAWS
                             CATCHER HOLDINGS, INC.



The undersigned secretary of Catcher Holdings, Inc. (the "Company") certifies that on July 29, 2005, the Board of Directors of the Company, by unanimous written consent, passed a resolution amending the Bylaws as follows:

The Bylaws of the Company shall be amended to add as Article VIII, the following:

                                  "Article VIII

The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented from time to time, indemnify any and all persons whom it shall have power to indemnify under said Section from and against any and all expenses, liabilities or other matters referred to in or covered by said Section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Certificate of Incorporation of the Corporation, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs , executors and administrators of such person."


     IN WITNESS WHEREOF, the undersigned executes this certificate this 29th day of July, 2005.


                                          /s/ Ira Tabankin
                                          ----------------------------
                                          Ira Tabankin
                                          Secretary